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[JEFFERSON PILOT FINANCIAL LOGO]
JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
SERVICE OFFICE: ONE GRANITE PLACE, P.O. BOX 515, CONCORD, NEW HAMPSHIRE 03302
(800) 258-3648


                           PRIMARY INSURED TERM RIDER

Effective Date -

This Rider is part of the policy to which it is attached. It takes effect on the Policy Date of the policy unless a later effective date is shown above. In this rider, "we", "us" or "our" means Jefferson Pilot LifeAmerica Insurance
Company; "you" means the Owner of the policy; and "Insured" means the person named on Page 3 of the policy.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of an application for this rider, we will provide the benefit described in this rider.

BENEFIT - Upon receipt of due proof of death of the Insured, while this rider is in force and before the Expiry Date, we will pay the named beneficiary the Rider Death Benefit on the date of death. ln addition, this rider modifies the Death Benefit of the policy as stated below.

TOTAL DEATH BENEFIT - The Total Death Benefit payable under this rider and the policy to which it is attached depends on the Death Benefit Option for the policy in effect on the date of death. The Death Benefit Option for the policy is shown on Page 3 of the policy.

Option I - Under Option I, the Total Death Benefit shall be the greater of:

(1) The Specified Amount of the policy, plus the Specified Amount of this rider; or

(2) The Accumulation Value on the date of death multiplied by the corridor percentage shown in the policy to which this rider is attached.

Option II - Under Option II, the Total Death Benefit shall be the greater of:

(1) The Specified Amount of the policy, plus the Specified Amount of this rider, plus the Accumulation Value of the policy on the date of death; or

(2) The Accumulation Value on the date of death multiplied by the corridor percentage shown in the policy to which this rider is attached.

TOTAL AMOUNT AT RISK - The Total Amount at Risk for the policy and this rider is equal to the Total Death Benefit less the Accumulation Value of the policy.

RIDER DEATH BENEFIT - The Specified Amount of this rider is shown on Page 3 of the policy. The initial Rider Death Benefit is equal to the Specified Amount of this rider. On any later date, the Rider Death Benefit will be the lesser of:

(1)  The Specified Amount of this rider; or

(2)  The Total Amount at Risk for the policy and this rider,

but not less than zero.

No separate Accumulation Value or Cash Value accrues under this rider, but the addition of this rider may affect the base policy values.

POLICY DEATH BENEFIT - The Policy Death Benefit is equal to the Total Death Benefit less the Rider Death Benefit.


P93-54D (98)
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CONVERSION PRIVILEGE - Generally the amount of Rider Death Benefit may be converted to an increase of the Specified Amount in the policy at any time prior to the Insured's age 70, while the Insured is alive and this rider is in force. The amount converted is not to exceed the Specified Amount of this rider as shown on Page 3 of the policy. The increase will be issued without evidence of insurability. Issue will be subject to the conditions set forth below.

CONVERSION CONDITIONS - Conversion to an increase of the Specified Amount in the policy shall be subject to the following conditions:

(1) Proper written application for the increase must be made by you to our Service Center.

(2) The Accumulation Value of the policy must be sufficient to cover the additional monthly deduction for the increase.

(3) The effective date of the increase shall be the date of termination of this rider.

(4) The rates for the increase will be the current cost of insurance rates for the policy at the Insured's attained age and rating class at the time of the increase.

(5) The suicide and contestability period of the increase will begin on the effective date of the policy or the effective date of this rider, if later.

MONTHLY DEDUCTION - The monthly deduction for this rider will be (a) multiplied by (b), divided by $1,000, where:

(a)  is the monthly cost of insurance rate for this rider; and

(b)  is the Rider Death Benefit.

COST OF INSURANCE RATES - The monthly cost of insurance rate for this rider is based on the policy year and the sex and rating class of the Insured. Monthly cost of insurance rates, which are determined by us based upon future expectations, include charges for mortality experience, amortized sales charges, and other administrative charges. Any change in cost of insurance rates will apply to all individuals of the same rating class as the Insured. We will consider changes in the cost of insurance rates at least every five years and when cost of insurance rates for new issues change. However, the cost of insurance rates can never be greater than those shown in the Table of Monthly Guaranteed Cost of Insurance rates on Page 4 of the policy.

For attained ages 15 and above, such guaranteed maximum rates are based on the 1980 CSO Male or Female, Smoker or Nonsmoker Mortality Tables with appropriate increases for rated risks. For attained ages 14 and below, such guaranteed maximum rates are based on the 1980 CSO Male or Female Mortality Tables with appropriate increases for rated risks.

EXPIRY DATE - The Expiry Date of this rider is shown on Page 3 of the policy.

TERMINATION - This rider will cease as soon as one of the following occurs:

(1) The monthly deduction for this rider remains unpaid at the end of the Grace Period; or

(2)  The policy is surrendered, exchanged, or lapsed; or

(3)  The Expiry Date of this rider is attained; or

(4)  The date of this rider is converted; or

(5)  We receive a proper written request to terminate this rider.


     /s/ David Stonecipher                      /s/ Robert A Reed

     Chief Executive Officer                         Secretary

P93-54D(98)